# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yatsen Holding Limited, CIK 0001819580
CUSIP: 985194109
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Building 35, No. 2519 Xingang East Road, Haizhu District, Guangzhou, China (F4), 510330
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-019937
Filed by CIK 0001699470

## Reporting persons
- Banyan Partners Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 77,409,586; sole dispositive power 0; shared dispositive power 77,409,586; aggregate amount beneficially owned 77,409,586 (5.2% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by Banyan Partners Fund III, L.P. ("Banyan Fund III"), Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A") and Banyan Partners III Ltd. ("Banyan III GP", collectively with Banyan Fund III and Banyan III-A, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  Comments to item 6&8&9: Such 77,409,586 Class A ordinary shares are held by Banyan Fund III directly. Banyan Fund III-A directly holds 13,337,759 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  Comments to item 10: Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III-A.
  Comments to item 11: Calculation is based on 2,144,848,572 ordinary shares outstanding as of February 29, 2024, consisting of 1,478,275,692 Class A ordinary shares and 666,572,880 Class B ordinary shares, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024 (the "Issuer's 20-F Filing"). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan Fund III represent approximately 0.5% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners Fund III-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,337,759; sole dispositive power 0; shared dispositive power 13,337,759; aggregate amount beneficially owned 13,337,759 (0.9% of the class)
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  Comments to item 6&8&9: Such 13,337,759 Class A ordinary shares are held by Banyan Fund III-A directly. Banyan Fund III directly holds 77,409,586 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  Comments to item 10: Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III.
  Comments to item 4: Calculation is based on 2,144,848,572 ordinary shares outstanding as of February 29, 2024, consisting of 1,478,275,692 Class A ordinary shares and 666,572,880 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan Fund III-A represent approximately 0.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners III Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 90,747,345; sole dispositive power 0; shared dispositive power 90,747,345; aggregate amount beneficially owned 90,747,345 (6.1% of the class)
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  Comments to item 6&8&9: Consists of (i) 77,409,586 Class A ordinary shares directly held by Banyan Fund III and (ii) 13,337,759 Class A ordinary shares directly held by Banyan Fund III-A. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  Comments to item 4: Calculation is based on 2,144,848,572 ordinary shares outstanding as of February 29, 2024, consisting of 1,478,275,692 Class A ordinary shares and 666,572,880 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan III GP represent approximately 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: Yatsen Holding Limited
Address of issuer's principal executive offices: Building 35, No. 2519 Xingang East Road, Haizhu District, Guangzhou 510330, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Banyan Partners Fund III, L.P. ("Banyan Fund III")
Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A")
Banyan Partners III Ltd. ("Banyan III GP")
Address of principal business office or, if none, residence:
The address of each of Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd. is:
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman, KY1-9008
Cayman Islands
Citizenship:
Banyan Partners Fund III, L.P.: Cayman Islands
Banyan Partners Fund III-A, L.P.: Cayman Islands
Banyan Partners III Ltd.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Banyan Partners Fund III, L.P. directly holds 77,409,586 Class A ordinary shares.
Banyan Partners Fund III-A, L.P. directly holds 13,337,759 Class A ordinary shares.
Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may in the aggregate exercise voting and dispositive power over 90,747,345 Class A ordinary shares held by Banyan Fund III and Banyan Fund III-A.
The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. In addition, Banyan Partners Fund III, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III-A, L.P.; and Banyan Partners Fund III-A, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III, L.P.
Percent of class:
Banyan Partners Fund III, L.P. beneficially owns 5.2% of the outstanding Class A ordinary shares, 3.6% of the total outstanding ordinary shares and 0.5% of the aggregate voting power.
Banyan Partners Fund III-A, L.P. beneficially owns 0.9% of the outstanding Class A ordinary shares, 0.6% of the total outstanding ordinary shares and 0.1% of the aggregate voting power.
Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, in the aggregate beneficially owns 6.1% of the outstanding Class A ordinary shares, 4.2% of the total out standing ordinary shares and 0.6% of the aggregate voting power.
The above-mentioned percents of class are calculated based on 1,478,275,692 outstanding Class A ordinary shares and 666,572,880 outstanding Class B ordinary shares as reported in the Issuer's 20-F Filing.
Sole power to vote or to direct the vote:
Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Banyan Partners III Ltd. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Shared power to vote or to direct the vote:
Banyan Partners Fund III, L.P. holds 77,409,586 Class A ordinary shares with shared voting power or the ability to direct the vote.
Banyan Partners Fund III, L.P-A. holds 13,337,759 Class A ordinary shares with shared voting power or the ability to direct the vote.
Banyan Partners III Ltd. holds 90,747,345 Class A ordinary shares with shared voting power or the ability to direct the vote.
Sole power to dispose or to direct the disposition:
Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Banyan Partners III Ltd. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Shared power to dispose or to direct the disposition:
Banyan Partners Fund III, L.P. holds 77,409,586 Class A ordinary shares with shared power to dispose of or direct the disposition of.
Banyan Partners Fund III, L.P-A. holds 13,337,759 Class A ordinary shares with shared power to dispose of or direct the disposition of.
Banyan Partners III Ltd. holds 90,747,345 Class A ordinary shares with shared power to dispose of or direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement by and among Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 10, 2021.

## Signatures
- Banyan Partners Fund III, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2025)
- Banyan Partners Fund III-A, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2025)
- Banyan Partners III Ltd.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2025)
Comment: Not Applicable.